EXHIBIT 21

Subsidiaries of the Registrant

There are no parents of the Registrant, Walgreen Co. (an Illinois corporation). The following 11 subsidiaries are wholly owned by the Registrant, 7 of which are engaged in the operation of retail drug stores, one, Walgreens Healthcare Plus, Inc., in mail order drug operations, one, WHP Health Initiatives, Inc., in pharmacy benefit management, one, Walgreens Home Care, Inc., in retailing of health care maintenance services, and one, Walgreens.com, Inc., operates a retail electronic commerce site.

NAME	STATE, COMMONWEALTH OR COUNTRY OF INCORPORATION
Walgreen Arizona Drug Co.	Arizona
Bond Drug Company of Illinois	Illinois
Walgreens Home Care, Inc.	Illinois
Walgreens Healthcare Plus, Inc.	Illinois
Walgreens.com, Inc.	Illinois
WHP Health Initiatives, Inc.	Illinois
Walgreen Louisiana Co., Inc.	Louisiana
Walgreen Hastings Co.	Nebraska
Walgreen Eastern Co., Inc.	New York
Walgreen of Puerto Rico, Inc.	Puerto Rico
Walgreen of San Patricio, Inc.	Puerto Rico

In addition to the above named subsidiaries, the Registrant wholly owns 5 subsidiaries engaged in service or wholesaling operations, and 13 inactive subsidiaries. There is one inactive subsidiary that is wholly owned by WHP Health Initiatives, Inc. These 18 subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Two legal entities, Walgreen Texas LP and Walgreen Texas LLC, are used exclusively for Texas Franchise tax purposes. Walgreen Texas LP is a partnership that holds beneficial interest in all Walgreen Co. operations in Texas. Walgreen Texas LLC is a limited Liability Corporation and subsidiary of Walgreen Co. that holds a 99% limited liability interest in Walgreen Texas LP. For all other reporting purposes, these subsidiaries are disregarded and the Texas operations are included in the Walgreen Co. financial statements.

All wholly owned subsidiaries are included in the consolidated financial statements.